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JDN REALTY CORPORATION
Computation of Ratio of Earnings to Fixed Charges

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                                                                  Three months ended            Nine months ended
                                                                     September 30,                 September 30,
                                                                   1998         1997           1998           1997
                                                               ------------------------      -----------------------
Fixed Charges:
      Interest Expense (including
         amortization of deferred debt cost)                     $  4,867       $ 2,528       $ 12,421      $  6,338
      Interest Capitalized                                          1,852         1,465          4,573         3,374
                                                                 --------       -------       --------      --------
              Total Fixed Charges                                $  6,719       $ 3,993       $ 16,994      $  9,712
                                                                 ========       =======       ========      ========

Earnings:
      Net income before net gain on real
         estate sales and extraordinary items                    $ 10,261       $ 7,430       $ 29,341      $ 19,659
      Fixed Charges                                                 6,719         3,993         16,994         9,712
      Capitalized Interest                                         (1,852)       (1,465)        (4,573)       (3,374)
                                                                 --------       -------       --------      --------
              Total Earnings                                     $ 15,128       $ 9,958       $ 41,762      $ 25,997
                                                                 ========       =======       ========      ========

Ratio of Earnings to Fixed Charges                                   2.25          2.49           2.46          2.68
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